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UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES SERVICE NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 TECHNOLOGY DRIVE, SUITE 1
(No. and Street)

KNOXVILLE (City) TENNESSEE (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WADE WILKINSON (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUGH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 31409 (Address) KNOXVILLE (City) TENNESSEE (State) 37930 (Zip Code)

PROCESSED
MAR 26 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WADE WILKINSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES SERVICE NETWORK, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wade Wilkinson
Signature

President CEO
Title

Notary Public


CHRISTA L. BROWN
STATE
OF
TENNESSEE
NOTARY
PUBLIC
KNOX COUNTY

My commission expires Oct. 11, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 6, Page 10.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Knoxville, Tennessee

CONSOLIDATED FINANCIAL STATEMENTS,
ACCOMPANYING INFORMATION
AND OTHER SPECIAL REPORTS

December 31, 2006 and 2005


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
185
SECTION

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of income and comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Securities Service Network, Inc. as of December 31, 2005, were audited by other auditors whose report dated February 9, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Pugh & Company, P.C.
Certified Public Accountants
February 22, 2007

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 1,996,977	$ 785,745
Investments in Money Markets	5,490,070	7,142,567
Cash Deposited with Clearing Agent	100,000	100,000
Cash and Cash Equivalents	7,587,047	8,028,312
Accounts Receivable, Net of Allowance for Doubtful Accounts of $40,000 in 2006 and 2005	904,906	922,956
Advances to Related Parties	630	927
Investments in Marketable Securities	2,793,274	1,312,628
Prepaid Expenses	39,244	49,261
Total Current Assets	11,325,101	10,314,084
DEFERRED INCOME TAX BENEFIT	125,000	146,000
TOTAL ASSETS	$ 11,450,101	$ 10,460,084
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 366,032	$ 432,455
Accounts Payable - Related Parties	776,839	636,839
Accounts Payable - Clearing Firms	85,440	130,469
Commissions Payable	1,688,732	1,736,582
Accrued Expenses	3,640,543	2,877,938
Accrued Income Taxes	36,369	161,038
Deferred Income	8,252	164,921
Clearing Deposits	5,433	5,428
Total Current Liabilities	6,607,640	6,145,670
STOCKHOLDER'S EQUITY		
Common Stock (No Par Value), Authorized 2,000 Shares; Issued and Outstanding 1,000 Shares	6,000	6,000
Retained Earnings	4,636,986	4,308,414
Accumulated Other Comprehensive Income	199,475	0
Total Stockholder's Equity	4,842,461	4,314,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,450,101	$ 10,460,084

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31,	2006	2005
REVENUES		
Commission Income	$ 43,668,565	$ 39,979,028
Advisory Service Fees	16,377,573	13,245,989
Securities Transaction Fees	3,673,894	4,118,036
Conference Income	607,458	644,441
Registered Representative Fees	2,675,850	2,503,613
Miscellaneous Income	824,493	984,784
Total Revenues	67,827,833	61,475,891
DIRECT COSTS		
Commission Expense	40,241,759	37,475,903
Advisory Service Fees Expense	16,169,166	13,090,911
Conference Expense	286,446	283,917
Trade Desk Expense	1,311,630	1,342,426
Total Direct Costs	58,009,001	52,193,157
GROSS PROFIT	9,818,832	9,282,734
OPERATING EXPENSES	6,480,164	6,549,605
OPERATING INCOME	3,338,668	2,733,129
OTHER INCOME (EXPENSE)		
Interest Expense	(778)	(701)
Realized Gain on Sale of Marketable Securities	221,788	485,003
Unrealized Loss on Trading Securities	0	(58,700)
Miscellaneous Income	484	573
Interest Income	125,204	58,677
Dividend Income	286,915	165,904
Total Other Income, Net	633,613	650,756
INCOME BEFORE INCOME TAXES	3,972,281	3,383,885
INCOME TAXES		
Current	244,004	279,438
Deferred Expense (Benefit)	21,000	(62,500)
Total Income Taxes	265,004	216,938
NET INCOME	3,707,277	3,166,947
OTHER COMPREHENSIVE INCOME		
Unrealized Gain on Available-for-Sale Securities	199,475	0
COMPREHENSIVE INCOME	$ 3,906,752	$ 3,166,947

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Two Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, JANUARY 1, 2005	$ 6,000	$ 4,761,467	$ 0	$ 4,767,467
Dividends Paid	0	(3,620,000)	0	(3,620,000)
Net Income	0	3,166,947	0	3,166,947
BALANCE, DECEMBER 31, 2005	6,000	4,308,414	0	4,314,414
Dividends Paid	0	(3,378,705)	0	(3,378,705)
Unrealized Gain from Available-for-Sale Securities	0	0	199,475	199,475
Net Income	0	3,707,277	0	3,707,277
BALANCE, DECEMBER 31, 2006	$ 6,000	$ 4,636,986	$ 199,475	$ 4,842,461

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,707,277	$ 3,166,947
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities		
Realized Gain on Sale of Marketable Securities	(221,788)	(485,003)
Unrealized Loss (Gain) on Trading Securities	0	58,700
(Increase) Decrease in Accounts Receivable and Advances	18,347	(71,889)
(Increase) Decrease In Prepaid Expenses	10,017	(1,076)
(Increase) Decrease in Deferred Taxes	21,000	(62,500)
Increase (Decrease) in Accounts Payable and Accrued Expenses	791,153	1,018,988
Increase (Decrease) in Commissions Payable	(47,850)	147,457
Increase (Decrease) in Deferred Income	(156,669)	85,561
Increase (Decrease) in Accrued Income Taxes	(124,669)	62,172
Increase in Clearing Deposits Payable	5	9
Total Adjustments	289,546	752,419
Net Cash Provided by Operating Activities	3,996,823	3,919,366
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Marketable Securities	(16,839,213)	(8,815,645)
Proceeds from Sales of Marketable Securities	15,779,830	11,051,130
Net Cash Provided by (Used in) Investing Activities	(1,059,383)	2,235,485
CASH FLOWS USED IN FINANCING ACTIVITIES		
Dividends Paid	(3,378,705)	(3,620,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(441,265)	2,534,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,028,312	5,493,461
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,587,047	$ 8,028,312
Supplementary Disclosure of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$ 379,072	$ 215,155
Supplementary Disclosure of Non-Cash Investing Activities:		
Change in Unrealized Gain on Securities Available for Sale	$ 199,475	$ 0

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency, and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance, which is domiciled in the British Virgin Islands (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers, Inc. (NASD). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE).

The Company grants credit to its customers, substantially all of whom are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

Deferred Income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

Income Taxes - Deferred income taxes are recognized for temporary differences between the income tax basis and financial statement basis of assets and liabilities. Such taxes reported resulted from a temporary difference due to a change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes.

Advertising - Advertising costs are expensed as incurred and amounted to $297,346 in 2006 and $189,957 in 2005.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (Continued)

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH BALANCES

The Company maintains cash balances in one financial institution located in Knoxville, Tennessee. The Federal Deposit Insurance Corporation (FDIC) insures these balances up to $100,000. Deposits in this institution exceeded FDIC coverage by $379,978 at December 31, 2006 and $275,926 at December 31, 2005. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company also had $730,030 at December 31, 2006 and $697,225 December 31, 2005 deposited in a money market investment account that is insured up to $500,000. Another money market account had $591,326 at December 31, 2006 and $660,452 at December 31, 2005 in cash and money market fund that is insured up to $500,000 with an insurance policy to cover the remaining investments. The Company carries an additional account that had $4,268,714 at December 31, 2006 and $5,884,890 at December 31, 2005 in cash and money market fund that is insured up to $100 million.

NOTE 3 - INVESTMENTS

During 2006, the classification of investments changed from trading to available for sale. These investment securities, which consist of mutual funds, are reported at fair value based on quoted market prices with net unrealized gains and losses reported as other comprehensive income. During 2005 and through May 2006, the Company's investment securities were bought and held principally for the purpose of selling them in the near term and were therefore classified as trading securities. Investments in marketable securities consisted of U.S. corporate equity securities and asset-backed debt securities. Trading securities are recorded at fair value with the change in fair value during the period included in earnings. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

At December 31, 2006 and 2005, the fair value of these securities was $2,793,274 and $1,312,628, respectively. Their cost in 2006 and 2005 was $2,593,799 and $1,452,870, respectively. The net realized gains on trading securities were $221,788 in 2006 and $485,003 in 2005. Results of operations in 2005 included unrealized losses from trading securities of $58,700. The unrealized gains from available for sale securities in 2006 which are included in other comprehensive income were $199,475.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

The Company paid Renaissance Capital Corporation, a corporation controlled by the Company's sole shareholder, $48,000 for equipment rental and $129,000 for management services in 2006 and 2005.

Advances to related parties were $630 at December 31, 2006 and $927 at December 31, 2005.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $3,499,761 at December 31, 2006 and $3,389,115 at December 31, 2005 and exceeded the capital requirement by $3,139,306 at December 31, 2006 and $2,979,148 at December 31, 2005. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.54 to 1 at December 31, 2006 and 1.81 to 1 at December 31, 2005. The minimum net capital requirements may restrict the payment of dividends.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors for the years ended December 31, 2006 and 2005, and there were no changes in liabilities subordinated to general creditors for the years then ended.

NOTE 7 - INCOME TAXES

Because the Company is an S-Corporation, federal income is taxed to the Company's sole shareholder. Deferred income tax benefits represent the state tax benefit. The deferred income tax benefits are provided for the tax effect of the allowance for doubtful accounts and reserve for legal expenses and settlements. Because of the nature of the asset and liability giving rise to the deferred tax benefit, no valuation allowance has been provided. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $1,242,258 in 2006 and $1,388,269 in 2005.

NOTE 8 - CONTINGENCIES

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2006, the Company had four pending claims and potential arbitrations alleging violations of NASD rules. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000 through December 31, 2006. Effective December 31, 2006, the Company formed a captive insurance company to administer settlements and fees. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage are adequate to cover all losses.

NOTE 9 - EMPLOYEE RETIREMENT PLAN

The Company established a 401(k) retirement plan for all employees who have completed one year of employment and are at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan not to exceed the dollar limit which is set by law. The fund's earnings from these contributions are tax-deferred.

In 2006, the employer's matching contributions included a safe harbor match of 4% and an additional match of 4.06% to 4.84% of the employee's compensation. In 2005, the employer's matching contribution was 6% of the employee's compensation. Employer discretionary matching contributions were $165,126 in 2006 and $166,861 in 2005.

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company did not accrue additional dividends for the year ended December 31, 2006. The Company accrued $204,545 in compensation related to dividends declared in 2005 and payable in 2006. On July 1, 2006, an additional plan was established to replace expired provisions in the original plan. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

NOTE 10 - OPERATING LEASE COMMITMENT

On July 23, 1999, the Company entered into operating lease agreements for its office space which was subsequently extended. As of December 31, 2006, future minimum rental payments under the operating leases, which expire November 30, 2009, amounted to the following:

2007	$	210,000
2008		210,000
2009		192,500
	$	612,500

Total rental expense amounted to $300,952 in 2006 and $301,050 in 2005.

NOTE 11 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SSN Advisory, Inc.	SSN Agency, Inc.	SSN Agency of Texas, Inc.	Network Agency	Network Agency of Alabama, Inc.	Network Agency of Ohio, Inc.	Fort Loudon Insurance	Total
Total Assets	$ 28,737	$ 5,214	$ 5,712	$ 24,583	$ 6,364	$ 5,160	$ 1,441,029	$ 1,516,799
Total Stockholder's Equity	$ (510)	$ 1,361	$ 2,144	$ (21,691)	$ (418)	$ 331	$ (35,671)	$ (54,454)

The subsidiaries' capital is not included in the computation of the Company's net capital.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated financial statements of Securities Service Network, Inc. and Subsidiaries as of and for the year ended December 31, 2006, and have issued our report thereon dated February 22, 2007. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying information on pages 13 through 18 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Pugh & Company, P.C.

Certified Public Accountants
February 22, 2007

SECURITIES SERVICE NETWORK, INC.

CONSOLIDATED OPERATING EXPENSES

SCHEDULE I

For the Years Ended December 31,	2006	2005
Advertising	$ 8,103	$ 7,050
Advisory Council	4,470	2,283
Bad Debts (Recoveries)	2,726	(3,202)
Computer Expense	3,980	4,724
Consulting and Software Support	209,595	176,594
Contributions	2,500	10,050
Dues and Subscriptions	11,897	6,597
Education	21,318	4,631
Equipment Rental	79,492	79,842
Insurance	227,288	211,160
Legal	827,507	992,370
Management Fees	129,000	129,000
Miscellaneous	157	4,513
Office Supplies and Expense	145,803	140,342
Professional Fees	83,756	27,127
Recruiting and Advertising	319,623	192,038
Repairs and Maintenance	22,222	18,668
Regulatory and Registration Fees	471,432	486,112
Rent	221,460	221,208
Salaries, Wages, and Other Compensation	3,295,388	3,490,723
Supplies-Other	4,387	3,522
Taxes and Licenses	204,177	200,635
Telephone and Utilities	65,762	64,827
Travel and Entertainment	118,121	78,791
TOTAL OPERATING EXPENSES	$ 6,480,164	$ 6,549,605

See Independent Auditor's Report on Supplementary Information.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SCHEDULE II

December 31, 2006

Total Stockholder's Equity (Parent Company)	$ 4,896,915
Deductions (non-allowable assets and adjustments)	
Other Assets and Prepaid Expenses	208,127
Petty Cash	200
Unsecured Accounts Receivable	619,417
	827,744
Net Capital Before Haircuts on Securities Positions and Undue Concentration Adjustment	4,069,171
Haircuts on Securities	569,410
Net Capital	$ 3,499,761
Total Liabilities	$ 5,406,821
Total Aggregate Indebtedness	$ 5,406,821
Minimum Net Capital Required (Greater of $100,000 or 6-2/3% of Aggregate Indebtedness)	$ 360,455
Excess Net Capital	3,139,306
Net Capital	$ 3,499,761
Ratio of Aggregate Indebtedness to Net Capital	1.54 to 1

See Independent Auditor's Report on Supplementary Information.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

MATERIAL INADEQUACIES - RULE 17a-5(j)

SCHEDULE III

December 31, 2006

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

See Independent Auditor's Report on Supplementary Information.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

RECONCILIATION OF AUDITED NET CAPITAL TO ORIGINAL FILING

SCHEDULE IV

December 31, 2006

There are no material differences between the audited net capital and that computed by Securities Service Network, Inc. and included in the Company's unaudited Part II Focus Report filing as of December 31, 2006.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

INFORMATION RELATING TO RESERVE REQUIREMENTS UNDER RULE 15c3-3

SCHEDULE V

December 31, 2006

Securities Service Network, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SCHEDULE VI

December 31, 2006

Securities Service Network, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

See Independent Auditor's Report on Supplementary Information.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Securities Service Network, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 22, 2007

END